Filed by Isos Acquisition Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Isos Acquisition Corporation

File No.: 333-258080

Isos Acquisition Corporation and Bowlero Corp. Announce Effectiveness of

Registration Statement

Extraordinary General Meeting of Isos Acquisition Corporation (“Isos”) Shareholders to Approve the

Business Combination with Bowlero Corp. (“Bowlero”) will be held December 14, 2021, at 11:00 a.m. ET

Isos Recommends All Stockholders Vote “FOR” all Proposals, including the Business Combination

Effectiveness Follows Bowlero Outperformance for Fiscal Quarter ended September 26, 2021

WESTPORT, CT and RICHMOND, VA – November 22, 2021 – Following the release of a second consecutive quarter of strong results by Bowlero Corp., Isos Acquisition Corporation (NYSE: ISOS), a special purpose acquisition company, and Bowlero, the world’s largest owner and operator of bowling centers and owner of the Professional Bowlers Association (PBA), today announced that Isos’s registration statement on Form S-4 (the “Registration Statement”) related to their previously announced proposed business combination (the “Business Combination”) has been declared effective by the U.S. Securities and Exchange Commission (“SEC”).

The declaration of effectiveness of the Registration Statement by the SEC and the filing of the definitive proxy statement is an important step in Bowlero becoming a public traded company listed on the NYSE under the ticker symbol “BOWL” at the close of the Business Combination.

Isos will hold an extraordinary general meeting of shareholders (the “Special Meeting”) at 11:00 a.m. Eastern Time on December 14, 2021 to approve, among other things, the Business Combination with Bowlero. Shareholders of record at the close of business on November 4, 2021 will be entitled to receive notice of and to vote at the Special Meeting. The meeting will be broadcast virtually over the internet by means of a live audio webcast at https://www.cstproxy.com/isosacquisitioncorp/2021. Closing is anticipated for December 15, 2021.

Last week, Bowlero announced that it had outperformed expectations for the quarter ended September 26, 2021 and posted significant growth vs. pre-pandemic levels. Leisure revenue, which accounts for the bulk of total revenue, rose 22% from the corresponding pre-pandemic quarter (ended September 29, 2019). Net Income for the quarter was $16 million vs. a loss of $20 million in the first quarter of fiscal year 2020. Adjusted EBITDA rose 140% vs. the corresponding pre-pandemic quarter to $59 million, as operational efficiencies continue to drive significant margin expansion.

For additional information about the proposed Business Combination and about Isos and Bowlero, please visit https://www.isosacquisitioncorp.com/investor-relations/default.aspx.

Isos recommends all stockholders vote “FOR” ALL PROPOSALS in advance of the Special Meeting by telephone, via the Internet or by signing, dating and returning the proxy card upon receipt by following the instructions on the proxy card.

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Your Vote FOR ALL Proposals Is Important, No Matter How Many or How Few Shares You Own.

If you have questions about voting or need assistance voting, please contact Isos’s proxy solicitor, Morrow Sodali, by calling (203) 658-9400 (individuals) or (800) 662-5200 (banks and brokers) or by emailing isos@info.morrowsodali.com

About Bowlero Corp

Bowlero Corp. is the worldwide leader in bowling entertainment, media, and events. With more than 300 bowling centers across North America, Bowlero Corp serves more than 26 million guests each year through a family of brands that includes Bowlero, Bowlmor Lanes, and AMF. In 2019, Bowlero Corp acquired the Professional Bowlers Association, the major league of bowling, which boasts thousands of members and millions of fans across the globe. For more information on Bowlero Corp, please visit BowleroCorp.com.

About Isos Acquisition Corporation

Isos Acquisition Corporation (NYSE: ISOS) is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Isos is led by Co-Chief Executive Officers George Barrios and Michelle Wilson. For more information on Isos Acquisition Corporation, please visit www.isosacquisitioncorp.com.

Forward Looking Statements

Some of the statements contained in this press release are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and, in each case, their negative or other various or comparable terminology. These forward-looking statements reflect our views with respect to future events as of the date of this release and are based on our management’s current expectations, estimates, forecasts, projections, assumptions, beliefs and information. Although management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. All such forward-looking statements are subject to risks and uncertainties, many of which are outside of our control, and could cause future events or results to be materially different from those stated or implied in this document. It is not possible to predict or identify all such risks. These risks include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against ISOS, Bowlero or others following announcement of the business combination and the transactions contemplated therein; the inability to complete the transactions contemplated by the business combination due to the failure to obtain approval of the shareholders of Isos or Bowlero or other conditions to closing in the business combination agreement; the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, the ability of Bowlero to grow and manage growth profitably, maintain relationships with customers, compete within its industry and retain its key employees; costs related to the proposed business combination; the possibility that Isos or Bowlero may be adversely impacted by other economic, business, and/or competitive factors; the risk that the market for Bowlero’s entertainment offerings may not develop on the timeframe or in the manner that Bowlero currently anticipates; general economic conditions and uncertainties affecting markets in which Bowlero or operates and economic volatility that could adversely impact its business, including the COVID-19 pandemic; the ability of Bowlero to attract new customers and retain existing customers; changes in consumer preferences and buying patterns; inability to compete successfully against current and future competitors in the highly competitive out-of-home and home-based entertainment markets; inability to operate venues, or obtain and maintain licenses and permits necessary for such operation, in compliance with laws, regulations and other requirements; damage to brand or reputation; its ability to successfully defend litigation brought against it; its ability to adequately obtain, maintain, protect and enforce our intellectual property and proprietary rights and claims of intellectual property and proprietary right infringement, misappropriation or other violation by competitors and third parties; failure to hire and retain qualified employees and personnel; fluctuations in Bowlero’s operating results; security breaches, cyber-attacks and other interruptions to its and its third-party service providers’ technological and physical infrastructures; catastrophic events, including war, terrorism and other international conflicts, adverse weather conditions, public health issues or natural catastrophes and accidents; risk of increased regulation of its operations; the projected financial information, anticipated growth rate, and market opportunity of Bowlero; the ability to obtain or maintain the listing of new Bowlero’s Class A common stock and warrants on the NYSE following the completion of the business combination; Isos’s and Bowlero’s public securities’ potential liquidity and trading; future capital needs of Bowlero following the completion of the business combination; the significant uncertainty created by the COVID-19 pandemic and the negative impact of the COVID-19 pandemic on Bowlero; and factors described under the section titled “Risk Factors” in the definitive proxy statement/prospectus filed by Isos relating to the business combination, as well as other filings that Isos has or Isos or Bowlero will make with the SEC, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Forward-looking statements speak only as of the date the statements are made. Neither Isos nor Bowlero assume any obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances or other changes affecting forward-looking information except to the extent required by applicable securities laws.

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Contacts:

For Media:

ICR, Inc.

Tom Vogel

Tom.Vogel@icrinc.com

For Investors:

ICR, Inc.

Ryan Lawrence

Ryan.Lawrence@icrinc.com

Ashley DeSimone

Ashley.desimone@icrinc.com

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